UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                       AMENDMENT NO. 2 TO
           APPLICATION/DECLARATION ON FORM U-1/A UNDER
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      C&T Enterprises, Inc.
                          RR 2, Box 17
                        Wysox, PA  18854

              Tri-County Rural Electric Cooperative
                      22 North Main Street
                      Mansfield, PA  16933

                 Wilderness Area Utilities, Inc.
                      22 North Main Street
                      Mansfield, PA  16933

              Claverack Rural Electric Cooperative
                          RR 2, Box 17
                        Wysox, PA  18854

      (Name of companies filing this statement and address
                 of principal executive office)


                             (NONE)
                     PARENT HOLDING COMPANY

                            See below


            (Name and address of agents for service)


           COPIES OF ANY PLEADINGS AND OTHER DOCUMENTS
                MAY BE SERVED UPON THE FOLLOWING


Robert Chappell, Esquire          Kenneth Zielonis, Esquire
VAN de HIEL & CHAPPELL            STEVENS & LEE
14 South Main Street              Suite 310
P.O. Box 57                       208 North Third Street
Mansfield, PA  16933              P.O. Box 12090
                                  Harrisburg, PA  17108-2090

Item 4.   REGULATORY APPROVALS
          Set forth below is a summary of the regulatory approval that C&T has obtained or expects to obtain in connection with the acquisition.
     A.   Antitrust
          The HSR Act and the regulation and rules thereunder provide that certain transactions may not be consummated until certain information has been submitted to the DOJ and FTC. C&T need not provide such information.
     B.   State Public Utility Regulation
          Pennsylvania: Pursuant to Pennsylvania statute, the transfer to any person or corporation of the stock, including a transfer by sale, of any jurisdictional public utility must be approved by the Pa PUC. The Pa PUC will approve such transfers upon a showing that the merger will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. In addition, the Pa PUC must examine the acquisition in light of market power.
          On September 15, 1998, the Joint Applicants filed a Joint Application To Transfer Stock with the Pa PUC. Pursuant to Pa PUC regulations, the Joint Application was served upon the Pennsylvania Office of Consumer Advocate and the Pennsylvania Office of Small Business Advocate. Further, pursuant to Pa PUC regulations, the Joint Applicants caused official notice of the filing to be published in a newspaper of general circulation in the geographic area of the Joint Applicants. Finally, the Pa PUC caused notice of the filing to be published in the Pennsylvania Bulletin on October 3,1998.
          By Opinion and Order adopted December 17, 1998 and entered December 22, 1998, the Pa PUC approved the Joint Application to Transfer Stock. In its Order the Pa PUC found that approval of the Joint Application was in the public interest because it should provide numerous benefits to the Citizens' customers. Further the Pa PUC found that approval of the stock transfer represented a strategic option to position Citizens' for competition in the electric industry. A certified copy of the Pa PUC's Opinion and Order is attached as Exhibit D-2 and is incorporated by reference herein.
                            SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this application and declaration to be signed on its behalf by the undersigned.
                         C&T Enterprises, Inc.
                         Tri-County Rural Electric Cooperative,Inc.
                         Claverack Rural Electric Cooperative, Inc.
                         Wilderness Area Utilities, Inc.
                         /s/ Kenneth Zielonis
                         Kenneth Zielonis, Esq.
                         STEVENS & LEE
                         208 North Third Street, Ste. 310
                         P.O. Box 12090
                         Harrisburg, PA  17108-2090

Dated: December 23,1998  Attorneys for Joint Applicants

                           EXHIBIT D-2

             PENNSYLVANIA PUBLIC UTILITY COMMISSION
           OPINION AND ORDER ENTERED DECEMBER 22, 1998

                (A certified copy required by SEC
            regulations to be filed in paper format)

                           EXHIBIT F-1

                       OPINION OF COUNSEL

                       September 15, 1998




United States Securities and Exchange Commission
450 5th Street, NW
Washington, DC  20549


     Re:  Application/Declaration of Form U-1 under the Public
          Utility Holding Company Act of 1935 of C&T Enterprises,
          Inc., Tri-County Rural Electric Cooperative, Inc.,
          Claverack Rural Electric Cooperative, Inc. and Wilderness Area Utilities, Inc., File No. 70-9361

Dear Sirs:

     Pursuant to the United States Securities and Exchange Commission rules and regulations, undersigned counsel for C&T Enterprises, Inc., Tri-County Rural Electric Cooperative, Inc., Claverack Rural Electric Cooperative, Inc. and Wilderness Area Utilities, Inc., (hereinafter "Joint Applicants"), provides an opinion of counsel as follows. Our opinion contained herein assumes consummation of the proposed transaction involving the purchase of the stock of the Citizens' Electric Company by a newly formed holding company, C&T Enterprises, Inc. C&T Enterprises, Inc. is owned, in equal shares, by Tri-County Rural Electric Cooperative, Inc. and Claverack Rural Electric Cooperative, Inc. Citizens' Electric Company is an operating Pennsylvania public utility company rendering electric service to the public solely within the Commonwealth of Pennsylvania subject to this jurisdiction of the Pennsylvania Public Utility Commission, (hereinafter "PaPUC").

     The Pennsylvania Public Utility Code and the regulation promulgated thereto by the PaPUC require the filing of an Application to Transfer the capital stock of Citizens' Electric Company. A Joint Application to transfer capital stock was filed by the above identified Joint Applicants on September 15, 1998. This is the sole requirement of the Pennsylvania Public Utility Code. At its Public Meeting held December 17, 1998, the PaPUC approved the Joint Application and authorized the transfer of Citizens' Electric Company capital stock to the Joint Applicants.




United States Securities and Exchange Commission
September 15, 1998
Page 2


     Further, the Joint Applicants have complied with all corporate governance requirements of the Commonwealth of Pennsylvania. To our knowledge, each of the Joint Applicants have filed the necessary corporate papers with the Secretary of the Commonwealth and have received the appropriate certification to operate in Pennsylvania.

     Citizens' Electric Company, as the issuer of the stock to be sold, is validly organized pursuant to the laws of the Commonwealth of Pennsylvania and is duly existing in the Commonwealth of Pennsylvania. The capital stock of Citizens' Electric Company has been validly issued, fully paid and is nonassessable and the holders of said stock are and will be entitled to the rights and privileges appertaining thereto set forth in the Charter document of Citizens' Electric Company or other documents of Citizens' Electric Company defining such rights and privileges.

     The Joint Applicants will legally acquire the capital stock pursuant to the Pennsylvania Public Utility Code and all other applicable Pennsylvania statutes. The consummation of the stock purchase will not violate the legal rights of the holders of any securities issued by the Joint Applicants or any associate company thereof.

     As used in this opinion, the expression "to our knowledge" and similar expressions with reference to matters of fact mean that, after our review of the Joint Applicant's PaPUC documents and other corporate documents, we have no reason to believe that the opinions expressed herein are factually incorrect. Such expressions also include matters within our actual knowledge. We have, however, made no independent factual investigation for purpose of rendering opinions expressed herein, other than as set forth above.

United States Securities and Exchange Commission
September 15, 1998
Page 3


     Our opinions set forth herein are given as of the date hereof and are based upon and rely upon the current state of the law and, in all aspects, are subject to and may be limited by future legislation as well as by developing case law.

     We assume no obligation to update or supplement our opinions set forth herein to reflect any facts or circumstances that may hereafter come to our attention or any changes in laws that may hereafter occur. The opinions expressed herein relate solely to the laws of the Commonwealth of Pennsylvania and of the United States of America, and no opinion is expressed with respect to the laws of any other jurisdiction.

     The opinions set forth herein are solely for your benefit in connection with the transaction described above and are not to be used, circulated, or referred to by you for any other purpose or by any other party, without our prior written consent.


                         Sincerely,

                         STEVENS & LEE

                         /s/ Stevens & Lee